EXHIBIT 5.1

November 16, 2018
CALIFORNIA RESOURCES CORPORATION
27200 Tourney Road, Suite 315
Santa Clarita, California 91355
Ladies and Gentlemen
We have acted as counsel for California Resources Corporation, a Delaware corporation (the “Company”), with respect to certain legal matters in connection with the proposed issuance and sale from time to time by the Company of common stock, par value $0.01 (the “Common Stock”), having an aggregate offering amount of up to 6,000,000 shares of Common Stock (the “Shares”), pursuant to that certain Equity Distribution Agreement dated November 16, 2018 (the “Distribution Agreement”) between the Company, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc., SG Americas Securities, LLC and HSBC Securities (USA) Inc. We have participated in the preparation of a Prospectus Supplement dated November 16, 2018 (the “Prospectus Supplement”) and the Prospectus dated November 16, 2018 (the “Prospectus”) forming part of the Registration Statement on Form S-3 filed on or about the date hereof (the “Registration Statement”). The Prospectus Supplement has been filed pursuant to Rule 424(b) promulgated under the Securities Act.
In rendering the opinions set forth below, we have examined and relied upon (i) the Registration Statement, the Prospectus Supplement and the Prospectus; (ii) the Amended and Restated Certificate of Incorporation of the Company, dated May 31, 2016; (iii) the Amended and Restated Bylaws of the Company, dated November 4, 2015; (iv) the Distribution Agreement; (v) resolutions of the Board of Directors of the Company dated September 19, 2017 and October 30, 2018 and October 31, 2018; and (vi) such other certificates and other instruments and documents as we consider appropriate for purposes of the opinions hereafter expressed.
In connection with this opinion, we have assumed that all Shares will be issued and sold in the manner stated in the Prospectus Supplement, the Prospectus, and the Distribution Agreement.
Based upon the foregoing and subject to the assumptions, exceptions, limitations and qualifications set forth below, we are of the opinion that the Shares, when issued and delivered against payment therefore in accordance with the Distribution Agreement, will be validly issued, fully paid and non-assessable, except as described in the Registration Statement, the Prospectus Supplement and the Prospectus.

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CALIFORNIA RESOURCES CORPORATION November 16, 2018 Page 2

The opinions expressed herein are qualified in the following respects:
A.    We have assumed that (i) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original and all signatures on each such document are genuine, and (ii) each certificate from governmental officials reviewed by us is accurate, complete and authentic, and all official public records are accurate and complete.
B.    This opinion is limited in all respects to the federal laws of the United States, the Delaware General Corporation Law and the Constitution of the State of Delaware, as interpreted by the courts of the State of Delaware and of the United States. We are expressing no opinion as to the effect of the laws of any other jurisdiction.
Very truly yours,

/s/ Vinson & Elkins L.L.P.